

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Iain Ross
Executive Chairman
Silence Therapeutics plc
72 Hammersmith Road
London W14 8TH
United Kingdom

> **Re:** **Silence Therapeutics plc**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.5 – 10.6**
> **Filed August 20, 2020**
> **File No. 333-248203**

Dear Mr. Ross:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance